

April 11, 2012

Via E-mail
Richard Walker
Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

      Re: IHS Inc.
              Form 8-K Filed May 6, 2011
              Form 10-K for the Fiscal Year Ended November 30, 2011, as Amended
              Filed February 8, 2012
              File No. 001-32511

Dear Mr. Walker:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed May 6, 2011

Item 5.07 Submission of Matters to a Vote of Security Holders

1.   We are unable to locate information regarding the company's decision, in light of the shareholder advisory vote on the frequency of executive compensation, as to how frequently the company will include a shareholder vote on the compensation of executives in its proxy materials. In this regard, we note the disclosure that states, "By the vote described below, the shareholders elected to advise the Company to seek an advisory vote on the compensation of named executive officers every year (annually)." While this disclosure appears to provide information regarding the results of the shareholder vote, it does not appear to report the company's decision pursuant to the

requirement in Item 5.07(d) of Form 8-K. Please explain why this information was not disclosed in the Form 8-K or in an amendment to the Form 8-K within the time period specified under the Item.

Form 10-K for the Fiscal Year Ended November 30, 2011, as Amended

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue Recognition

Software, page 13

2.   We note your disclosure that states you have established vendor-specific objective evidence (VSOE) of fair value of maintenance through independent maintenance renewals, which demonstrate a consistent relationship of pricing maintenance as a percentage of the discounted or undiscounted license list price. Please clarify if all maintenance renewals are expressed as a consistent percentage of the discounted or undiscounted license list price or if the percentage varies based on the type of product or other factors. Additionally, please tell us how you determined that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

3.   We also note that your maintenance periods have terms up to three years. Please tell us how you established VSOE of fair value for initial maintenance periods greater than one year. We refer you to ASC 985-605-55-57 and 58 in this regard.

Multiple-element arrangements, page 14

4.   We note your disclosure that in using the relative selling price method, you allocate the fair value of each element of the arrangement based on standalone sales of the products and services. As the term fair value is inconsistent with the application of the relative selling price method, please revise your disclosure in future filings accordingly.

5.   We also note your disclosure that you allocate revenue to each element based on stand-alone sales of your products and services. Please clarify whether the stand-alone sales of your products and services constitutes VSOE of selling price or whether is it used in addition to other factors, inputs, assumptions and methods in determining an estimated selling price. Please update your disclosure in future flings as necessary. Refer to ASC 605-25-50-2(e).

Richard Walker
IHS Inc.
April 11, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief